Exhibit 99.1

Orangekloud Technology Inc. and Intellsync Announce Strategic Partnership to Drive AI-Powered SME Digital Transformation Across Malaysia

SINGAPORE – March 16, 2026 (GLOBE NEWSWIRE) – Orangekloud Technology Inc. (Nasdaq: ORKT) (“Orangekloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications and SaaS subscription-based ISV Solutions, today announced a strategic partnership with Intellsync Sdn. Bhd., an emerging Malaysian System Integrator and workforce enablement company.

The collaboration aims to accelerate digital transformation for Malaysia’s Small and Medium Enterprises (SMEs) by adopting Orangekloud’s eMOBIQ® AI App Development Platform.

Through this alliance, Orangekloud and Intellsync will jointly enable Malaysian SMEs to design, develop, and deploy enterprise-grade applications in significantly less time and at lower cost than with traditional development frameworks. By leveraging eMOBIQ AI’s “vibe-coding” environment, businesses can rapidly digitize operations, integrate systems, and innovate at scale without requiring deep programming expertise.

In addition to SME enablement, this partnership will also support Malaysia’s national digital workforce agenda. Intellsync and Orangekloud are collaborating with TVET institutions, polytechnics, and universities to train graduates in next-generation app development using eMOBIQ AI. This initiative is designed to build practical, job-ready skills and connect emerging digital talent with employment opportunities within the SME ecosystem — a sector that contributes nearly 40% to Malaysia’s GDP.

“This partnership marks an important milestone in Orangekloud’s ongoing strategy to expand our footprint across high-growth ASEAN markets,” said Steven Chu, Group COO and IR Officer, Orangekloud Technology Inc. “By combining our AI-driven app development technology with Intellsync’s reach and experience in SME digital enablement, we are unlocking new value for both businesses and the workforce.”

Lynda Chan, Operations Director, Intellsync Sdn Bhd, added, “Our collaboration with Orangekloud directly supports Malaysia’s vision for a more connected, AI-driven economy. Together, we are helping SMEs leverage digital tools that improve competitiveness, while simultaneously empowering graduates to secure roles in the new digital economy.”

This partnership further strengthens Orangekloud’s regional growth strategy and underscores the company’s commitment to enabling scalable, cost-efficient digital transformation for enterprises of all sizes. It also positions Orangekloud and Intellsync as key contributors to ASEAN’s broader economic modernization through AI and automation technologies.

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. A suite of eMOBIQ® mobile applications designed to digitalize and streamline operations in warehousing, sales ordering, delivery, manufacturing, and other key areas. The industry sectors focused on include Food Services & Manufacturing, Precision Engineering, Construction, etc.

About Intellsync Sdn. Bhd.

Intellsync Sdn. Bhd. (202501017777) is a strategic Systems Integrator bridging Human Ethics and AI Intelligence. Through the iSync7777 Solution Squad, we deploy Orangekloud’s eMOBIQ AI to transform complex Operations into automated workflows. Using the Penta Helix Framework, we deliver a turnkey “Business-in-a-Box” that empowers Malaysian SMEs with real time control while developing future AI Integration Specialist talent pool. Through strategic partnerships and applied technology solutions, Intellsync helps SMEs and educational institutions embrace sustainable innovation and digital growth.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Orangekloud Technology Inc. IR Contact:

Steven Chu, COO and IR Officer

70 Bendemeer Road #04-04 Luzerne

Singapore 339940

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com